

GO GIRLS!

Take Center Stage

Investor Presentation for
Spotlight:Girls
(formerly Glitter & Razz Productions LLC)

Mission Statement



Igniting a Compassion Revolution by putting girls center stage

What We Do

Spotlight:Girls (formerly Glitter & Razz Productions LLC) is a benefit corporation that celebrates and activates girls and women through multi-media learning products, services, and events.

At the heart of our work are our Summer Day Camps:



Go Girls! Camp
Over the course of 2 weeks, rising 1st – 4th grade girls work together to create and perform their own plays that reinforce social/emotional skills. The structure of the Go Girls! Camp day is designed to include the perfect balance of facilitated community building time, arts-based instructional time, and plenty of free play. The camp culminates in a performance and community celebration.



Go Girls!/Reel Stories
Rising 5th and 6th grade girls work together over the course of 2 weeks to produce, direct, edit, and star in their very own short films. Modeled after Camp Reel Stories (based in Oakland, CA), the girls are supported in the skills of making media, thinking critically about the media that influences their lives, and becoming mentors to younger Go Girls!



Go Girls! Leadership Team (GGLT)
Rising 7th, 8th and 9th grade girls learn to lead a Compassion Revolution with their little sisters. GGLT members attend an overnight leadership retreat in the Spring to prepare them to work as counselors-in-training in Go Girls! Camp and Go Girls!/Reel Stories.

What We Do

Throughout the school year, we support the social/ emotional and creative development of girls and women through our...



Go Girls! Clubs
Our afterschool curriculum is designed to support girls to integrate the lessons of the Go Girls! Culture Code as they move through their everyday lives. Over the course of 8-10 weeks, elementary school age girls boldly engage in a variety of art forms to collaborate on a project that inspires them and benefits their community.



School Break Camps
School break camps reunite Go Girls! over Winter and Spring breaks. In these day or week-long sessions, Go Girls! have the opportunity for creative exploration through a variety of themes.



Adult Programs
Online and in-the-room learning experiences designed to help parents bring the lessons of Go Girls! home to their daughter/students as well as empowering, creative experiences for women.

The Growth of Go Girls!

2008: Began with 17 girls in a church basement in Oakland

2011-14: Partnered with Glenview Elementary School in Oakland to provide social/emotional programs for girls and girls & boys; staff development and coaching; parent education – the work of our partnership was featured on the Edutopia website (George Lucas Education Foundation)

2011: Received international recognition from Ashoka Changemakers. We were 1 of 15 finalists from over 600 entries from all over the world in Ashoka's "Activating Empathy" competition





2013: Premiered the *Go Girls! Leadership Team,* our middle school counselor-in-training/community leadership program originally made up of girls who had aged out of camp

2013-14: Raised over $26K on the StartSomeGood platform that allowed us to document our methodology and bring a *free Go Girls! Camp* to girls on a Native American reservation in Humboldt County, CA

2015: 461 Go Girls! attended camps in 5 Bay Area cities – Oakland, Berkeley, San Francisco, Alameda, and Palo Alto. Premiered *Go Girls!/ Reel Stories* for 5th & 6th grade girls.

2016: We expect to serve over 500 Go Girls!, will be launching our first (of many) franchise in Sonoma/ Napa, and are selling online courses to parents to help them raise peaceful & powerful girls at home

Our Competitive Edge



Make a Play. Change the World.
Go Girls! learn and practice social/emotional skills through the performance of original plays that they create from their own imagination. We have organized and systematized our play creation process into the *Make a Play. Change the World Methodology* so that others can learn it and and replicate the experience with girls all over the country.



Kidpower.
Go Girls! Camp is proud to partner with Kidpower, a global non-profit leader in teaching positive, practical personal safety skills to protect people of all ages and abilities. Through Kidpower, Go Girls! learn positive, practical, and effective ways to think, move, and speak to stay safe in challenging personal safety situations.



Starting young.
Most programs and products aimed at girls empowerment are focused on adolescent girls. Go Girls! starts working with girls as young as five years old when relationships issues are just beginning to become complicated. From *Go Girls! Camp* to *Go Girls!/Reel Stories* to *Go Girls! Leadership Team*, we support girls from the time they are in kindergarten through middle school.



Bringing camp home.
For most summer camps, the learning and fun end on the last day of the program. However, we provide a variety of products and services to continue to help the girls and their parents deepen their learning and build their bold and brave identity as a Go Girl!



Commitment to social change for *all* girls.
Our business model is designed to make our programs and products available to as many girls and families who need them – whether they can pay for them or not. Our goal is to allocate 5% of our revenues towards serving girls from vulnerable communities. In addition, we seek to partner with non-profit organizations to find innovate ways to reach a diversity of girls.

Our Customer = Mom!

She is:

- Feminist/progressive/educated/professional
- Mother (or grandmother) of daughter
- Spiritual...not necessarily religious
- Creative/Longing to be creative



She wants:

- Quality enrichment and skill development
- Convenience with her busy schedule
- To be part of something big that expresses her values
- Her children to have the best life has to offer

What problem are we helping her solve?

"My daughter is really struggling with friends at school."

"My daughter could use some support coming out of her shell."

"Wow. My daughter is very dramatic. She's always bossing kids around. We don't know what to do with her!"



"It's so hard to be a girl. Believe me, I know. How can I help her know just how amazing she is?!?"

What problem are we helping her solve?

"When Violet started Go Girls! Camp 2 years ago, she was a sad and lonely child who felt friendless and powerless. My mother and I both noticed the amazing changes in her after that first summer. She would greet people! She started saying things like "I'm amazing!" She started being able to chat with the kids at school. Go Girls! truly helped her feel like she has worth, she matters, and she has something to say and to give the world. I am so very very grateful to Go Girls! for this."

– Joyce Slaton, San Francisco
Mom & writer



gogirlscamp.com

Revenue Model

Bringing it Home
- Books and other materials for girls & parents
- Gear & apparel to declare "I am a Go Girl!"

National Franchise
- PT or FT business possibilities
- Creating a strong network of Girl Advocate

Bay Area Programs
- Company-Owned
- Set the model for other sites

Marketing Strategy

2016 Goals:

1. Serve over 500 girls in our 5 Bay Area camps
2. Pilot franchise program in Sonoma/Napa region in summer 2016 and bring on 6 new franchisees for 2016-17 year
3. Re-establish Go Girls! Afterschool Clubs in 8 Bay Area schools
4. Set up an online store with Go Girls! apparel and books and other products that let Go Girls! bring their camp experience home with them (selling over 300 units)

To Accomplish these goals:




aising a Go Girl!
lave Squirrel, Will Travel


Sponsored
We know you love her. She is the light of your life. But, let's face it, Winter Break is pretty long. Let us take her for a few days. goo.gl/HIL9KD

Bay Area School & Community Outreach

- School Guidance Counselors
- PTA presentations
- Attending Community Events
- General Flyering

Content is Queen

- Social Media focus on FB, Pinterest and Instagram
- RaisingaGoGirl.com
- Email Marketing
- Series of free e-books and webinars

Advertising

- Facebook
- Parent/Family/ Camp/Activity Sites
- Business/Franchise websites and publications

Our Team



Lynn Johnson | Chief Executive Officer/Co-Founder
25 years experience teaching social/emotional, leadership, and communication skills through theater and other arts forms to youth and adults. Built Glitter & Razz from the ground up starting with $0 in revenue in 2006 until today.



Allison Kenny | Chief Creative Officer/Co-Founder
15 years experience as an expert teaching artist in theater and expressive arts; writer, blogger, actor. Author of *Starring Celia* and the upcoming *Starring Sammie* and *Go Squirrel Series,* all designed to strengthen social/emotional lessons through entertaining children's literature.



Chrissy Mulvihill | Bay Area Program Director
Award-winning teacher, champion coach, and facilitative leader with over 25 years experience as a public school educator. Chrissy leads our team of teaching artists to create and lead highly hands-on learning experiences for girls throughout the year.



Teaching Artists and Staff
We work with an incredible team throughout the who use their creative genius to teach, reach and inspire girls. During the summers, we hire highly skilled teaching artists with years of experience working with kids of all ages as well as young girls themselves who model just what it means to be a Go Girl! for their younger sisters.



Advisory Board
We are grateful to have the support of such a talented and respected group of professionals dedicated to this work. Our Advisory Board includes folks such as: Christine Carter, PhD (sociologist and author of *Raising Happiness* and *The Sweet Spot),* Julie Lythcott-Haims (author of *How to Raise an Adult),* Brandi Riley (social media strategist and founder of MamaKnowsBest.com) and Steve Wright (experienced social enterprise professional)

The Ask

We seek investments in the amount of $100,000 in the first round to:



Create New Jobs
To meet our revenue goals, we must invest in a Marketing Director who will be responsible for the oversight and operations of our overall marketing plan

Design the products to bring the learning home
Building on our already existing publications, we have multi-media projects in the works that parents can purchase for their girls in order to practice the key social/emotional skills throughout the year

Develop the tools to transfer our knowledge to franchisees
We have designed an in-the-room training at headquarters complemented by online learning tools that will prepare and equip franchisees to successfully replicate Go Girls! Camp programming as well as backend operations.

Increase our marketing budget
Bringing our message to a national stage requires a larger marketing effort than we have made in the past. This investment will allow us to maintain a marketing budget of 5% of our gross revenues.